03 JAN 21 AM 7:21

Rabobank Nederland

Sender UC G-654, Postbus 17100, 3500 HG Utrecht

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Visiting address Croeselaan 18, Utrecht

Telephone (00) 31 302162615
Fax (00)31 302161928

03003301

Our reference BB/jcd
Date 3 january 2003

SUPPL

Subject Rabobank Nederland **Rule 12g3-2(b) File No. 82-5010**

Dear Sir or Madam,

The enclosed press releases from the period December 2002 and the Pricing Supplements of December 2002 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

Very truly yours,
Rabobank Nederland

p.o. [signature]

Prof.dr.ir.Bert Bruggink
Director Control Rabobank Group

dlw 1/27

Press releases

20 December 2002

Rabobank International Acted as Sole Financial Advisor to Europastry S.A.

Rabobank International, the leading European Food and Agribusiness investment bank, announces it has undertaken the roles of sole financial adviser and lead debt arranger to Europastry S.A. on the Euro 114 million acquisition of Frida Alimentaria S.A.
More

18 December 2002

Qualified Optimism Regarding Upswing in Economic Growth

Initiated by a recovery in investments in the U.S., a global economic upswing is expected in 2003 that will also be reflected on the stock exchanges.
More

17 December 2002

Rabobank Expands Advisory Services For Corporate Market

From 1 January 2003 the Rabobank will expand its consultancy services relating to interest and currency transactions for its corporate clients in The Netherlands.
More

6 December 2002

VIB Corp Announces Shareholder Approval of Acquisition

VIB Corp (Nasdaq:VIBC) today announced that at the special shareholders meeting held December 4, 2002, shareholders approved the pending acquisition by Rabobank Group.
More

6 December 2002

Rabobank and Citibank launch Tango, a new Structured Investment Vehicle

Tango Finance Limited, a Structured Investment Vehicle ("SIV") co-structured by Rabobank and Citibank, launched today.
More

27 November 2002

Issue of Rabobank Member Certificates II Yields record amount of 1.75

There has once again been an extremely enthusiastic response to the subscription for Rabobank Member Certificates II. As with the previous issue of Rabobank Member Certificates I, the issue of Rabobank Member Certificates II has been heavily oversubscribed.
More

18 November 2002

Piet Moerland appointed to Executive Board

In this area you find all our recent press releases.

A chronological overview of all press releases of the last 12 months can be found in the Archive.

to Press Archives
If you are looking for earlier press releases please check our archive.

More information
Rabobank Nederland, Media Relations
PO-box 17100
3500 HG Utrecht
The Netherlands
telephone: +31.30.216.2460
telefax: +31.30.216.1916

Press releases

Rabobank and Citibank launch Tango, a new Structured Investment Vehicle
December 6 2002

Tango Finance Limited, a Structured Investment Vehicle ("SIV") co- structured by Rabobank and Citibank, launched today.

Tango is the result of many months of hard work by the teams at Rabobank International Structured Investments and Citigroup Alternative Investments, culminating in the successful launch of a second generation SIV. Rabobank manages investments and funding on Tango's behalf whilst Citibank is responsible for operations and technology.

Peter Norrie, Global Head of Capital Markets for Rabobank, comments "Tango is a strategic project for Rabobank and one to which we are fully committed. The volatile credit markets have provided a challenging environment in recent months and it is evidence of the strength of the Tango business model that the SIV has been able to raise capital for launch against such a difficult backdrop. We are delighted to have successfully structured, marketed and executed this benchmark transaction in collaboration with Citibank".

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In this area you find all our recent press releases.

A chronological overview of all press releases of the last 12 months can be found in the Archive.

Press releases

VIB Corp Announces Shareholder Approval of Acquisition
December 6 2002

VIB Corp (Nasdaq:VIBC) today announced that at the special shareholders meeting held December 4, 2002, shareholders approved the pending acquisition by Rabobank Group.

"The acquisition process is nearly complete," said Dennis Kern, President and Chief Executive Officer of VIB Corp. "We will continue to provide excellent customer service and are looking forward to the opportunity to offer a greater mix of products and services under the umbrella of the Rabobank Group."

On July 31, 2002, VIB Corp and Rabobank Group jointly announced a definitive agreement for Rabobank to acquire VIB Corp. Under the terms of the agreement, Rabobank would purchase 100% of the common stock of VIB Corp in an all cash transaction, at a price of $15.10 per common share of VIB Corp stock. This price represented a premium of approximately 9.4% over the July 30, 2002, closing price of $13.80, and values the total issued shares of VIB Corp at approximately $212.5 million. Rabobank plans to finance the purchase from existing funds.

VIB Corp's bank subsidiary, Valley Independent Bank along with Bank of Stockdale and Kings River State Bank, will continue to operate under their own names. The acquisition is expected to close prior to year-end, subject to the receipt of required regulatory approvals.

VIB Corp (www.vibcorp.com) is a bank holding company providing financial services primarily in California through its subsidiary, Valley Independent Bank. Both are headquartered in El Centro, CA. VIB Corp strives to achieve enhanced shareholder value through strong financial performance, increased market share, superior customer service and operating efficiencies. VIB Corp supports its subsidiary by fostering capital adequacy, strategic management, financial community relations, marketing and sound management practices. Valley Independent Bank, whose accounts are insured by the FDIC, also does business as Bank of Stockdale and Kings River State Bank. It is a community banking network serving the needs of its customers with a commitment to local identity and decision-making, as well as personalized customer service. Its 24 locations stretch from the Imperial Valley on the California-Mexico border north nearly 500 miles to Fresno in the Central Valley.

This document may contain forward-looking statements that are subject to risks and uncertainties that could cause actual result to differ materially from expectations. The risks and uncertainties include but are not limited to the timely completion of the acquisition by Rabobank Group including timely regulatory approvals, regional economic conditions, competitive factors, interest rate fluctuations and government and regulatory actions. For a discussion of these and other factors that could cause actual results to differ, please see the company's publicly available Securities and Exchange Commission filings, including its annual report on Form 10-K for the year ended December 31, 2001.

In this area you find all our recent press releases.

A chronological overview of all press releases of the last 12 months can be found in the Archive.

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Press releases

Rabobank Expands Advisory Services For Corporate Market
December 17 2002

Improved Risk Management For Corporate Treasury Client

From 1 January 2003 the Rabobank will expand its consultancy services relating to interest and currency transactions for its corporate clients in The Netherlands. The Rabobank's new working method will enable its clients to manage more efficiently the financial risks that arise from their business activities. More stringent internal guidelines and procedures have been formulated for this purpose. The Rabobank will determine on a daily basis whether the current derivatives' position of its clients is still in line with the framework that was agreed and determined when entering into the Treasury relationship.

"The new working method fits in perfectly with the International Accounting Standards that will go into effect on 1 January 2005. We want to send a clear signal to our corporate clients by accepting responsibility for a careful and transparent mutual relationship. Analysing the client's knowledge level and business situation in this way makes it possible to carefully fine-tune products accordingly," says Paul Dirken, Director of Corporate Clients Rabobank Nederland.

The main thing that will change for clients is that a risk profile will be formulated together with the account manager. More product and risk information will also be made available. For this purpose the Rabobank developed special documentation and contracts in Dutch in accordance with Dutch law that clearly state the mutual rights and obligations. In the past, ISDA documentation was available only in English in accordance with English law, which made it difficult for clients to estimate financial business risks. The client can only initiate Treasury transactions with the Rabobank once the relationship with the client has been formalized in the form of signed contracts.

In addition, corporate clients can now visit www.rabotreasuryweb.nl on a daily basis to track the development of the market value (the so called Mark-to-Market) of their outstanding Treasury deals vis-à-vis the amount previously agreed with the client. If this amount is in danger of being exceeded, the client and his account manager will be notified electronically. It has already been possible for some time to carry out standard transactions online via RaboDealAssist.

In this area you find all our recent press releases.

A chronological overview of all press releases of the last 12 months can be found in the Archive.

About the Rabobank Group
The Rabobank Group is a broad financial services provider. Its cooperative foundation has given it a clear customer focus. All the divisions of the Group work in close cooperation in order to jointly offer customers the best possible price-quality ratio and a wide range of financial services and products, such as payment,

saving, lending, insuring and investing. The Group consists of approximately 369 independent local cooperative Rabobanks, which together have more than 925,000 members, and encompasses well-known subsidiaries such as Robeco, Interpolis, Schretlen and Co., Effectenbank Stroeve, Rabobank International, De Lage Landen, Rabo Real Estate and Gilde Investment. The group is represented internationally with 143 locations in 34 countries. The Rabobank Group has received the highest credit rating from the major rating institutes. In its Dutch home market, the Rabobank Group has nine million business and private customers and is market leader in virtually every area of financial services.

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Press releases

Qualified Optimism Regarding Upswing in Economic Growth
December 18 2002

Initiated by a recovery in investments in the U.S., a global economic upswing is expected in 2003 that will also be reflected on the stock exchanges. While the stock exchanges are currently still considerably undervalued, it remains difficult to say exactly when the structural recovery will take place. Only moderate economic growth is expected in 2003. This is the forecast the economists of Rabobank Nederland put forward at the presentation of *Outlook on 2003,* Rabobank's annual outlook on economic development.

The economists believe it will take longer to return to a growth trend due to the unbalanced growth of debt positions in the U.S. and the overcapacity that has been built up over recent years. While the U.S. will be less of a driving force for the international economy in the years ahead than in the past, the economic recovery for European countries will still have to come from abroad. This is because the internal dynamics within the EMU are limited owing to a number of structural problems that are not being (sufficiently) addressed. In addition, the larger European economies in the EMU will be required to significantly reduce their deficits in the coming years. There are considerable uncertainties relating to the expected recovery. It consequently seems that it would not take much to suppress the current hesitant recovery at this early stage.

The Rabobank economists also foresee an economic recovery in the **Netherlands** in the course of 2003. However, the recovery is expected to be meagre in comparison to the upturns after previous economic slumps. World trade is not expected to recover as strongly, while the Dutch competitive position is under pressure due to the rapid increase in labour costs.

But there appears to be only a minimal chance of a deep recession as experienced in the early 1980s because the Dutch economy is currently much stronger than during previous economic nadirs. The foundations are healthy. The Dutch economy currently has structurally lower unemployment and higher labour participation in a much more flexible labour market. In addition, the government finances are in better order and the inflation forecasts are more favourable. As a result the capital market interest rate is at a structurally lower level.

If the general confidence in the economy rises somewhat more than predicted, there is even a chance that we could look forward to a surprisingly strong recovery of the economy and stock exchanges. In view of the fundamental strength of the

In this area you find all our recent press releases.

A chronological overview of all press releases of the last 12 months can be found in the Archive.

Dutch economy, it appears that the current low level of confidence is based more on the past than the future. So there is a real possibility that there will be a sharp (positive) turnaround in confidence in 2003.

Due to the earlier recovery of the American economy and global stock exchanges, as well as a small interest difference to the advantage of the U.S., the Rabobank expects the **dollar** to regain strength in 2003. However, the dollar will have to forfeit value in the longer term in order to reduce the untenable, but nonetheless rising, deficit on the current account to tenable proportions.

Even though in relative terms the Dutch economy is much stronger, the economists of the Rabobank indicate that there are several **risks** that threaten the Netherlands' economic health.

First of all, the structural shortages on the labour market that increasingly price the Dutch export sector out of the market via a (structurally) high increase in wages and high inflation.

The second risk is the payability of pensions. In principle the Dutch pension fund is functioning properly, however in recent years the huge profits the pension funds have made on the stock exchanges in recent years have not always been dealt with prudently, certainly in view of the extremely high aspirations of the Dutch pension system. In order to ensure that pensions can remain affordable in the future, solutions must be found in more individual and flexible pension plans.

The final risk is that of the increased financial vulnerability of Dutch households due to rapidly growing debt positions. This particularly applies to first-time home buyers in the Dutch housing market who must take on enormous debts in order to buy their first home, but usually do not have financial buffers to make up for any setbacks.

After years of turbulent price rises, it seems that the **housing market** settled down in 2002. Supported by a lagging supply of new homes and low interest rates, but limited by the high price level and the wait-and-see attitude of potential buyers, house prices are expected to rise only slightly in the years ahead.

About the Rabobank Group
The Rabobank Group is a broad financial services provider. Its cooperative foundation has given it a clear customer focus. All the divisions of the Group work in close cooperation in order to jointly offer customers the best possible price-quality ratio and a wide range of financial services and products, such as payment, saving, lending, insuring and investing. The Group consists of about 360 independent local cooperative Rabobanks, which together have more than 1 million members, and encompasses well-known subsidiaries such as Robeco, Interpolis, Schretlen and Co., Effectenbank Stroeve, Rabobank International, De Lage Landen, Rabo Vastgoed and Gilde Investment. The group is represented internationally with 143 locations in 34 countries. Credit ratings of the major international ratings agencies show that Rabobank is the most creditworthy privately held bank in the world. In its Dutch home market, the Rabobank Group has nine million private and business customers and is market leader in virtually every area of financial services.

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FMO 2003 After the Storm.pdf

Download full text of "Financial Markets Outlook on 2003"
(**1,831kb** !)

Press releases

Rabobank International Acted as Sole Financial Advisor to Europastry S.A.
December 20 2002

Rabobank International, the leading European Food and Agribusiness investment bank, announces it has undertaken the roles of sole financial adviser and lead debt arranger to Europastry S.A. on the Euro 114 million acquisition of Frida Alimentaria S.A.

Europastry is Spain's largest producer of frozen bread products, while Frida Alimentaria is the market leader for frozen baked goods and pastry. The acquisition of Frida Alimentaria creates the leading player in the frozen dough sector in Spain with an estimated market share of 32% and projected annual sales of Eur 190 million for 2003. Additional synergies from the transaction are expected in distribution, where Fripan is strong in large accounts, and Frida has superior penetration in the traditional channel of bakery shops.

The acquisition finance of Eur 114 million consists of two 7-year amortising loans totalling Eur 99 million which will be used to finance the acquisition, restructure the existing debt and provide for future capital expenditure and a Eur 15 million 7-year revolving working capital credit facility.

Santiago Aranguren of Rabobank International, commented on the acquisition: "The success of this transaction can be attributed to the excellent strategic fit of these two outstanding players in the frozen dough market, as well as to the number of leading banks which participated in the financing."

In this area you find all our recent press releases.

A chronological overview of all press releases of the last 12 months can be found in the Archive.

Background on Rabobank International

Rabobank International is the corporate and investment banking arm of Rabobank Group, the leading Dutch financial institution with assets of Euro 363.6 billion.

Rabobank International focuses on providing selected industry expertise and strong local knowledge to corporates and financial institutions, through a network of 109 offices operating in 31 countries worldwide. The Bank is recognised, in particular, for its expertise in the food and agribusiness (F&A) sector, reflecting its roots as one of Europe's most established co-operative organisations.

Rabobank International offers its clients the full range of corporate and investment banking services embracing global capital markets and treasury, international M&A, structured finance, trade finance and securitisation. In addition, the Rabobank Group encompasses a complete range of 'allfinanz'

services including retail banking, insurance, leasing, factoring, private banking, asset management and venture capital.

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Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc
Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 532A
TRANCHE NO: 1

Rabo EUR 16,350,000 Fixed Rate Notes due 10 December 2007

Issue Price: 92.72 per cent

Rabobank International

The date of this Pricing Supplement is 5 December 2002.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc, by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find additional selling restrictions for the Netherlands in Clause 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer since 31 December 2001 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2001.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	532A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 16,350,000
	(ii)	Tranche:	EUR 16,350,000
5	Issue Price:		92.72 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 10,000
7	Issue Date:		9 December 2002
8	Maturity Date:		10 December 2007
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		2.25 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		None
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate (s) of Interest:	2.25 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date:	10 December in each year, commencing on 10 December 2003 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount (s):	Not Applicable
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA (unadjusted)

	(vi)	Determination Date(s) (Condition 1(a)):	10 December in each year, commencing on 10 December 2003 and ending on the Maturity Date
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 7(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		**Bearer Notes**
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		Not Applicable
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No

29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
	(i) Instalment Amount(s):	Not Applicable
	(ii) Instalment Date(s):	Not Applicable
	(iii) Minimum Instalment Amount:	Not Applicable
	(iv) Maximum Instalment Amount:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	Not Applicable

35	If non-syndicated, name of Dealer:	Rabobank International If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International, Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.
36	Additional selling restrictions:	The Notes are not and will not be offered or sold in or outside the Netherlands other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities).

OPERATIONAL INFORMATION

37	ISIN Code:	XS0158616903
38	Common Code:	015861690
39	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Fiscal and Paying Agent: Deutsche Bank AG London Calculation Agent: Rabobank International

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable

43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of •, producing a sum of (for Notes not denominated in Euro):	Not Applicable
44	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	5 December 2002
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

NV

Pricing Supplement

RABO AUSTRALIA LIMITED

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED

(Australian Business Number 39 060 452 217)

(incorporated with limited liability in the Australian Capital Territory)

RABOBANK IRELAND plc

(a company incorporated with limited liability in Ireland)

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 539A
TRANCHE NO: 1
AUD 200,000,000 5.25 per cent. Notes 2002 due 2008

Issue Price: 100.835 per cent.

TD Securities
Trade name of The Toronto-Dominion Bank

Rabobank International

Commonwealth Bank of Australia

Credit Suisse First Boston

Deutsche Bank

Prudential-Bache Securities (U.K.) Inc.

Banque Bruxelles Lambert S.A.

Banque et Caisse d'Epargne de l'Etat, Luxembourg

Dexia Banque Internationale à Luxembourg, société anonyme acting under the name of Dexia Capital Markets

KBC Bank NV

WGZ-Bank

The date of this Pricing Supplement is 11 December 2002

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

<u>The Netherlands</u>:

Each Manager agrees and represents that the Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption regulation (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*) i.e. that:

(a) the Notes are subscribed for and placed by a syndicate of which at least two members are established in different member states that are party to the Treaty on the EEA;

(b) at least 60% of the Notes is placed by syndicate members established in one or more states other than the state member where the issuing institution has its corporate seat; and

(c) subscription for the Notes is only possible or the Notes can in the first instance only be purchased through a credit institution or another institution which in the conduct of its business carries out one or more of the services referred to under 7 and 8 of Annex I to EC Directive nr. 2000/12/EC.

Each Manager represents and agrees that it shall not at any time conduct a general advertising or soliciting campaign in relation to the Notes.

There has been no significant change in the financial or trading position of the Issuer, the Guarantor or of the Group since 31 December 2001 and no material adverse change in the financial position or prospects of the Issuer, the Guarantor or of the Group since 31 December 2001.

In connection with this issue, The Toronto-Dominion Bank (the "**Stabilising Agent**") or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on the Stabilising Agent or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	(i) Issuer:		Rabo Australia Limited
	(ii) Guarantor:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:		539A
	(ii) Tranche Number:		1
3	Specified Currency or Currencies:		Australian Dollars ("**AUD**")
4	Aggregate Nominal Amount:		
	(i) Series:		AUD 200,000,000
	(ii) Tranche:		AUD 200,000,000
5	(i) Issue Price:		100.835 per cent. of the Aggregate Nominal Amount
	(ii) Net proceeds:		AUD 197,920,000 (less agreed expenses)
6	Specified Denominations:		AUD 1,000, AUD 10,000, AUD 100,000
7	(i) Issue Date:		16 December 2002
	(ii) Interest Commencement Date (if different from the Issue Date):		Not Applicable
8	Maturity Date:		30 January 2008
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		5.25 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i) Status of the Notes:		Senior
	(ii) Status of the Guarantee:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	Fixed Rate Note Provisions	Applicable

	(i)	Rate of Interest:	5.25 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	30 January in each year commencing on 30 January 2004 and ending on 30 January 2008. There will be a long first coupon payable on the Interest Payment Date falling on 30 January 2004 in respect of the initial Interest Period from (and including) 16 December 2002 to (but excluding) 30 January 2004
	(iii)	Fixed Coupon Amount(s):	AUD 52.50 on each denomination of AUD 1,000, AUD 525.00 on each denomination of AUD 10,000 and AUD 5,250.00 on each denomination of AUD 100,000 (subject to paragraph 17(iv))
	(iv)	Broken Amount:	AUD 58.97 on each denomination of AUD 1,000, AUD 589.73 on each denomination of AUD 10,000 and AUD 5,897.26 on each denomination of AUD 100,000 in respect of the Interest Payment Date falling on 30 January 2004
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	Floating Rate Provisions		Not Applicable
19	Zero Coupon Note Provisions		Not Applicable
20	Index Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option		Not Applicable
23	Put Option		Not Applicable
24	Final Redemption Amount		Nominal Amount
25	Early Redemption Amount		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions

	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note which will be exchangeable for Definitive Notes, not earlier than 40 days after the closing date upon certification as to non-U.S. beneficial ownership
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Sydney and London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Notes is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders.

			Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) The Toronto-Dominion Bank Commonwealth Bank of Australia Credit Suisse First Boston (Europe) Limited Deutsche Bank AG London Prudential-Bache International Limited Banque Bruxelles Lambert S.A. Banque et Caisse d'Epargne de l'Etat, Luxembourg Dexia Banque Internationale à Luxembourg, société anonyme acting under the name of Dexia Capital Markets KBC Bank NV WGZ-Bank Westdeutsche Genossenschafts-Zentralbank eG
	(ii)	Stabilising Agent (if any):	The Toronto-Dominion Bank
	(iii)	Manager's Commission:	Combined management and underwriting commission is 0.25 per cent. of the principal amount of the Notes. Selling commission: 1.625 per cent. of the principal amount of the Notes.
35	If non-syndicated, name of Manager:		Not Applicable
36	Additional selling restrictions:		Netherlands: Each Manager agrees and represents that the Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption regulation (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*) i.e. that: (a) the Notes are subscribed for and placed by a syndicate of which at least two members are established in different member states that are a party to the Treaty on the EEA; (b) at least 60% of the Notes is placed by syndicate members established in one or more states other than the state member where the issuing institution has its corporate seat; and

(c) subscription for the Notes is only possible or the Notes can in the first instance only be purchased through a credit institution or another institution which in the conduct of its business carries out one or more of the services referred to in paragraphs 7 and 8 of Annex I to under Directive nr. 2000/12/EC

Each Manager represents and agrees that it shall not at any time conduct a general advertising or soliciting campaign in relation to the Notes.

OPERATIONAL INFORMATION

37	ISIN Code:	XS0159134369
38	Common Code:	15913436
39	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent, Deutsche Bank Luxembourg S.A., and Banque Générale du Luxembourg S.A. as Paying Agents

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of AUD 0.564748 : Euro 1.00, producing a sum of (for Notes not denominated in Euro):	Euro 112,949,600
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	11 December 2002
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By:
Duly authorised

Signed on behalf of the Guarantor:

By:
Duly authorised

Pricing Supplement

RABO AUSTRALIA LIMITED

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory)
RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 429A
TRANCHE NO: 2
NZD 50,000,000 6.25 per cent. Notes due 2006

Issue Price: 101.605 per cent. plus accrued interest at 6.25 per cent. per annum in respect of the period from and including 21 August 2002 to but excluding 17 December 2002

The Notes will, upon exchange of the Temporary Global Note for Definitive Notes, be consolidated and will form a single series, with the NZD100,000,000 6.25 per cent. Notes due 2006 issued on 21 August 2002, details of which are contained in a Pricing Supplement dated 16 August 2002

Rabobank International **TD Securities**

Commonwealth Bank of Australia **Deutsche Bank AG London**

KBC Bank NV

The date of this Pricing Supplement is 13 December 2002

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), save that the terms and conditions applicable to the Notes are set out in the Offering Circular dated 27 September 2001 as supplemented by a supplemental offering circular dated 1 January 2002 (the "**Terms and Conditions**"). Terms defined in the Terms and Conditions have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Terms and Conditions. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular and the Terms and Conditions, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular or the Terms and Conditions and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

<u>The Netherlands</u>:

Each Manager agrees and represents that the Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption regulation (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*) i.e. that:

(a) the Notes are underwritten and placed by a syndicate of which at least two members have their seat in different member states that are party to the of the EEA;

(b) at least 60% of the Notes is placed by syndicate members established in one or more states other than the state member where the issuing institution has its corporate seat; and

(c) subscription for the Notes is only possible or the Notes can in the first instance only be purchased through the intermediary of a credit institution or registered with the Dutch Central Bank or through another institution (not registered with the Dutch Central Bank) which in the course of its business carries out one or more of the activities referred to in paragraphs 7 and 8 of Annex I to EC Directive nr. 2000/12/EC of the European Parliament and of the Council of the European Union of 20 March 2000 relating to the taking up and pursuit of the business of credit institutions (OJL126).

Each Manager represents and agrees that it shall not at any time conduct in the Netherlands a general advertising or soliciting campaign in relation to the Notes.

New Zealand:

No prospectus in respect of the Notes has been, nor will be, registered under the New Zealand Securities Act 1978 (the "**Act**"). Accordingly, the Notes must not be offered to the public in New Zealand within the meaning of that Act. Without limitation, no person may (directly or indirectly) offer for subscription or purchase or issue invitations to subscribe for or buy, or sell the Notes, or distribute the Offering Circular or any other advertisement or offering material relating to the Notes in New Zealand, or to any resident of New Zealand, except that the Notes may be offered:

(a) to persons whose principal business is the investment of money or who, in the course of and for the purpose of their business, habitually invest money, or who in the circumstances can properly be regarded as having been selected other than as members of the public; or

(b) otherwise as permitted under the Act, the securities regulations and any other applicable laws.

There has been no significant change in the financial or trading position of the Issuer, the Guarantor or of the Group since 31 December 2001 and no material adverse change in the financial position or prospects of the Issuer, the Guarantor or of the Group since 31 December 2001.

In connection with this issue, The Toronto-Dominion Bank may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on The Toronto-Dominion Bank to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	(i)	Issuer:	Rabo Australia Limited
	(ii)	Guarantor:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	429A
	(ii)	Tranche Number:	2 On or after 27 January 2003, the Notes will, upon exchange of the Temporary Global Note for Definitive Notes, be consolidated and form a single series with an issue of NZD 100,000,000 6.25 per cent. Notes 2002 due 2006 issued on 12 August 2002, details of which are contained in a Pricing Supplement dated 16 August 2002 (the "**Original Notes**")
3	Specified Currency or Currencies:		New Zealand Dollars ("**NZD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	NZD 150,000,000
	(ii)	Tranche:	NZD 50,000,000
5	(i)	Issue Price:	101.605 per cent. of the Aggregate Nominal Amount plus accrued interest at 6.25 per cent. per annum in respect of the period from and including 21 August 2002 to but excluding 17 December 2002
	(ii)	Net proceeds:	NZD 51,000,273.98 (less agreed expenses)
6	Specified Denominations:		NZD 1,000, NZD 10,000 and NZD 100,000
7	(i)	Issue Date:	17 December 2002
	(ii)	Interest Commencement Date (if different from the Issue Date):	21 August 2002
8	Maturity Date:		21 August 2006
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		Not Applicable
10	Interest Basis:		6.25 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior

	(ii)	Status of the Guarantee:	Senior
15		Listing:	Luxembourg Stock Exchange
16		Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17		Fixed Rate Note Provisions	Applicable
	(i)	Rate of Interest:	6.25 per cent. Per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	21 August in each year commencing on 21 August 2003 and ending on 21 August 2006.
	(iii)	Fixed Coupon Amount(s):	NZD 62.50 on each denomination of NZD 1,000, NZD 625 on each denomination of NZD 10,000 and NZD 6,250 on each denomination of NZD 100,000
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18		Floating Rate Provisions	Not Applicable
19		Zero Coupon Note Provisions	Not Applicable
20		Index Linked Interest Note Provisions	Not Applicable
21		Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22		Call Option	Not Applicable
23		Put Option	Not Applicable
24		Final Redemption Amount	Nominal amount
25		Early Redemption Amount	
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes

	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note which will be exchangeable for Definitive Notes, not earlier than 40 days after the closing date upon certification as to non-U.S. beneficial ownership
	(ii)	Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		New York and London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
32	Consolidation provisions:		Not Applicable
33	Other terms or special conditions:		Not Applicable

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.V. (Rabobank International) The Toronto-Dominion Bank Commonwealth Bank of Australia Deutsche Bank AG London KBC Bank NV

	(ii)	Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii)	Manager's Commission:	Combined management and underwriting commission is 0.225 per cent. of the principal amount of the Notes. Selling concession: 1.40 per cent. of the principal amount of the Notes.
35		If non-syndicated, name of Manager:	Not Applicable
36		Additional selling restrictions:	Netherlands:

Each Manager understands that the Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption regulation (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*) i.e. that:

(a) the Notes are underwritten and placed by a syndicate of which at least two members have their seat in different member states that of the EEA;

(b) at least 60% of the Notes is placed by syndicate members established in one or more states other than the state member where the issuing institution has its corporate seat; and

(c) subscription for the Notes is only possible or the Notes can in the first instance only be purchased through the intermediary of a credit institution registered with the Dutch Central Bank or through another institution (not registered with the Dutch Central Bank) which in the course of its business carries out one or more of the activities referred to in paragraphs 7 and 8 of Annex I to Directive nr. 2000/12/EC of the European Parliament and of the Council of the European Union of 20 March 2000 relating to the taking up and pursuit of the business of credit institutions (OJ L126).

Each Manager represents and agrees that it shall not at any time conduct in the Netherlands a general advertising or soliciting campaign in relation to the Notes.

New Zealand:

No prospectus in respect of the Notes has been, nor will be, registered under the New Zealand Securities Act 1978 (the "**Act**"). Accordingly, the Notes must not be offered to the public in New Zealand within the meaning of that Act. Without limitation, no person may (directly or indirectly) offer for subscription or purchase or issue invitations to subscribe for or buy, or sell the Notes, or distribute the Offering Circular or any other advertisement or offering material relating to the Notes in New Zealand, or to any resident of New Zealand, except that the Notes may be offered:

(a) to persons whose principal business is the investment of money or who, in the course of and for the purpose of their business, habitually invest money, or who in the circumstances can properly be regarded as having been selected other than as members of the public; or

(b) otherwise as permitted under the Act, the securities regulations and any other applicable laws.

OPERATIONAL INFORMATION

37	Temporary ISIN Code:	XS0159372621
	ISIN Code:	XS0152492855
38	Temporary Common Code:	15937262
	Common Code:	015249285
39	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent, Deutsche Bank Luxembourg S.A., and Banque Générale du Luxembourg S.A. as Paying Agents

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.504823 producing a sum of (for Notes not denominated in Euro):	Euro 25,241,150
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	13 December 2002
46	Date of Base Offering Circular:	27 September 2002, save that the terms and conditions applicable to the Notes are set out in the Offering Circular dated 27 September 2001 as supplemented by a supplemental offering circular dated 1 January 2002

Signed on behalf of the Issuer:

By:

Signed on behalf of the Guarantor:

By:

NV

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory
RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 50,000,000,000
Global Medium-Term Note Programme
from seven days to perpetuity
Guaranteed by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

SERIES NO: 553A

TRANCHE NO: 1

JPY 48,500,000,000 0.1766 per cent. Fixed Rate Notes due 18th December, 2006

Issue Price: 100.10 per cent

Barclays Capital

The date of this Pricing Supplement is 13th December, 2002.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 27th September, 2002 issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer, the Guarantor or of the Group since 31st December, 2001 and no material adverse change in the financial position or prospects of the Issuer, the Guarantor or of the Group since 31st December, 2001.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	553A
	(ii)	Tranche	1
3	Specified Currency or Currencies:		Japanese Yen ("JPY")
4	Aggregate Nominal Amount:		
	(i)	Series	JPY 48,500,000,000
	(ii)	Tranche	JPY 48,500,000,000
5	(i)	Issue Price:	100.10 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	JPY 48,500,000,000
6	Specified Denominations:		JPY 100,000,000
7	Issue Date:		16th December, 2002
8	Maturity Date:		18th December, 2006
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		0.1766 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	0.1766 per cent. per annum payable semi-annually in arrear

	(ii) Interest Payment Date(s):	18th June and 18th December in each year, commencing 18th June, 2003 and ending on the Maturity Date in accordance with the Modified Following Business Day Convention. There will be a long first coupon for the period from and including 16th December, 2002 to but excluding 18th June, 2003.
	(iii) Fixed Coupon Amount:	JPY 88,300 per JPY 100,000,000 in nominal amount
	(iv) Broken Amount:	JPY 89,265 per JPY 100,000,000 in nominal amount for the period from and including 16th December, 2002 to but excluding 18th June, 2003
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual (ISMA) (unadjusted)
	(vi) Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**	Not Applicable
19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option	Not Applicable
23	Put Option	Not Applicable
24	Final Redemption Amount	Nominal amount
25	Early Redemption Amount	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes

	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 7(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		London and TARGET
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable
	(i)	Instalment Amount(s):	Not Applicable
	(ii)	Instalment Date(s):	Not Applicable
	(iii)	Minimum Instalment Amount:	Not Applicable
	(iv)	Maximum Instalment Amount:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
32	Consolidation provisions:		Not Applicable

33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	0.10 per cent.
35	If non-syndicated, name of Dealer:	Barclays Bank PLC
36	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

37	ISIN Code:	XS0159734986
38	Common Code:	15973498
39	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
	(i) The Depositary Trust Company	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.008035, producing a sum of (for Notes not denominated in Euro):	Euro 389,697,500

44	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	13th December, 2002
46	Date of Base Offering Circular:	27th September, 2002

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 556A
TRANCHE NO: 1
USD 100,000,000 Fixed Rate Step-Up Notes due 2009

Issue Price: 100.00 per cent.

MORGAN STANLEY & CO. INTERNATIONAL LIMITED

The date of this Pricing Supplement is 16 December 2002

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find the additional Dutch selling restriction in Paragraph 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2001 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2001.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

In connection with this issue, Morgan Stanley & Co. International Limited (the "**Stabilising Agent**") or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on the Stabilising Agent or any agent of it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
	(ii)	Guarantor:	Not Applicable
2	(i)	Series Number:	556A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States dollars ("**USD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 100,000,000
	(ii)	Tranche:	USD 100,000,000
5	(iii)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(iv)	Net proceeds:	USD 100,000,000
6	Specified Denominations:		USD 1,000
7	(i)	Issue Date:	18 December 2002
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		18 December 2009 subject to adjustment in accordance with the Following Business Day Convention as set forth in Condition 6(b)(ii)
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Fixed Rate (see item 17 below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Call
14	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	Not Applicable
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable

(i)	Rate of Interest:	4.00 per cent. per annum in respect of the period beginning on (and including) the Issue Date and ending on (but excluding) the Interest Payment Date falling in December 2003; 4.125 per cent. per annum in respect of the period beginning on (and including)the Interest Payment Date falling in December 2003 and ending on (but excluding) the Interest Payment Date falling in December 2004; 4.25 per cent. per annum in respect of the period beginning on (and including) the Interest Payment Date falling in December 2004 and ending on (but excluding) the Interest Payment Date falling in December 2005; 4.375 per cent. per annum in respect of the period beginning on (and including) the Interest Payment Date falling in December 2005 and ending on (but excluding) the Interest Payment Date falling in December 2006; 4.50 per cent. per annum in respect of the period beginning on (and including) the Interest Payment Date falling in December 2006 and ending on (but excluding) the Interest Payment Date falling in December 2007; 4.75 per cent. per annum in respect of the period beginning on (and including) the Interest Payment Date falling in December 2007 and ending on (but excluding) the Interest Payment Date falling in December 2008; 5.00 per cent. per annum in respect of the period beginning on (and including) the Interest Payment Date falling in December 2008 and ending on (but excluding) the Interest Payment Date falling in December 2009
(ii)	Interest Payment Date(s):	18 December in each year commencing on 18 December 2003 and ending on the Maturity Date subject to adjustment in accordance with the Following Business Day Convention for the purposes of accrual and payment as set forth in Condition 6(b)(ii) for which the Business Days are London and New York

	(iii)	Fixed Coupon Amounts:	Not Applicable
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360 (adjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	The Interest Payment Dates falling in December in each year commencing on the Interest Payment Date falling in December 2003 and ending on the Interest Payment Date falling in December 2008
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	Nominal amount of the Notes to be redeemed
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	Not less than five London and New York Business Days
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		Nominal amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, Conditions apply

	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		**Bearer Notes**
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. The Issuer may from time to time without the consent of the Noteholders create and issue further Notes having the same terms and conditions as the Notes (except for the Issue Price, the Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with the Notes. If any such further Notes are issued prior to the exchange of the temporary Global Note evidencing the Notes for interests in a permanent Global Note, the Exchange Date for the Notes may be extended, without the consent of the Holders of the Notes, to coincide with the applicable Exchange Date for such further issue.
	(ii)	Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable

31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Morgan Stanley & Co. International Limited
35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
36	Additional selling restrictions:	The Netherlands The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities).

OPERATIONAL INFORMATION

37	ISIN Code:	XS0158532399
38	Common Code:	015853239
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the Reference identification number(s):	Not Applicable
40	Delivery:	Delivery against payment

41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Calculation Agent, Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents and Deutsche Bank Luxembourg S.A. as Luxembourg Listing Agent.
	GENERAL	
42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate 1.0000 producing a sum of:	Euro 100,000,000
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	16 December 2002
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

NV

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (Rabobank Nederland)
AUSTRALIA BRANCH**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (Rabobank Nederland)
SINGAPORE BRANCH**

RABO AUSTRALIA LIMITED

RABOBANK IRELAND plc

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc
by
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

Pricing Supplement

SERIES NO: 540A
TRANCHE NO: 1
NOK 900,000,000 6.125 per cent. Notes 2002 due 2006

**DEUTSCHE BANK
RABOBANK INTERNATIONAL**
and
**DANSKE BANK
KBC INTERNATIONAL GROUP**
and
**AXA BANK BELGIUM
BANQUE BRUSSELS LAMBERT S.A.
BANQUE ET CAISSE D'EPARGNE DE L'ETAT, LUXEMBOURG
CREDIT SUISSE FIRST BOSTON
DEXIA CAPITAL MARKETS
DRESDNER KLEINWORT WASSERSTEIN
DEUTSCHE ZENTRALE-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN
DZ BANK AG
NORDEA
WESTLB AG
ZÜRCHER KANTONALBANK**

The date of this Pricing Supplement is 17 December 2002.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There are additional selling restrictions in Clause 36 of this Pricing Supplement.

Except as disclosed in this document, there has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2001 (being the date of the latest audited consolidated financial statements of the Group) and no material adverse change in the financial position or prospects of the Issuer or the Group since 31 December 2001 (being the date of the latest audited consolidated financial statements of the Group).

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

In connection with this issue, Deutsche Bank AG London or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on Deutsche Bank AG London or any agent of it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A (Rabobank Nederland)
	(ii)	Guarantor:	N/A
2	(i)	Series Number:	540A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Norwegian Kroner ("**NOK**")
4	Aggregate Nominal Amount:		
	(i)	Series:	NOK 900,000,000
	(ii)	Tranche:	NOK 900,000,000
5	(i)	Issue Price:	(1) In the case of NOK 500,000,000 nominal amount of the Notes 101.315 per cent.; and (2) in the case of NOK 400,000,000 nominal amount of the Notes 101.591 per cent.
	(ii)	Net proceeds:	NOK 900,564,000 comprising the following: (1) In the case of NOK 500,000,000 nominal amount of the Notes NOK 499,700,000 (excluding agreed expenses); and (2) in the case of NOK 400,000,000 nominal amount of the Notes NOK 400,864,000 (excluding agreed expenses)
6	Specified Denominations:		NOK 10,000 and NOK 50,000
7	(i)	Issue Date:	19 December 2002
	(ii)	Interest Commencement Date (if different from the Issue Date):	N/A
8	Maturity Date:		19 January 2006
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		6.125 per cent. Fixed-Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		N/A

13	Put/Call Options:	N/A
14	(i) Status of the Notes:	Senior
	(ii) Status of the Guarantee:	N/A
15	Listing:	Luxembourg
16	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	6.125 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	19 January in each year commencing on 19 January 2004 and ending on 19 January 2006, if not previously redeemed. A long first coupon will be paid on the first Interest Payment Date
	(iii) Fixed Coupon Amount (s):	NOK 612.50 on each denomination of NOK 10,000 and NOK 3,062.50 on each denomination of NOK 50,000
	(iv) Broken Amount:	NOK 664.52 on each denomination of NOK 10,000 and NOK 3,322.60 on each denomination of NOK 50,000 in respect of the long first coupon payable on the first Interest Payment Date
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual - ISMA
	(vi) Determination Date(s) (Condition 1(a)):	Each Interest Payment Date
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	N/A
18	**Floating Rate Provisions**	N/A
19	**Zero Coupon Note Provisions**	N/A
20	**Index Linked Interest Note Provisions**	N/A
21	**Dual Currency Note Provisions**	N/A

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	N/A
23	**Put Option**	N/A
24	**Final Redemption Amount**	Nominal Amount

25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes**		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	The Temporary Global Note will be exchangeable for Definitive Notes not earlier than 40 days after the issue date upon certification as to non-U.S. beneficial ownership
	(ii)	Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		N/A
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		N/A
30	Details relating to Instalment Notes:		N/A
	(i)	Instalment Amount(s):	N/A
	(ii)	Instalment Date(s):	N/A
	(iii)	Minimum Instalment Amount:	N/A
	(iv)	Maximum Instalment Amount:	N/A

31	Redenomination, renominalisation and reconventioning provisions:	N/A
32	Consolidation provisions:	N/A
33	Other terms or special conditions:	N/A

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Deutsche Bank AG London Coöperatieve Centrale Raiffeisen Boerenleenbank B.A. (Rabobank International) Danske Bank A/S KBC Bank NV AXA BANK BELGIUM Bank Brussels Lambert S.A. Banque et Caisse d'Epargne de L'Etat, Luxembourg Credit Suisse First Boston (Europe) Limited Dexia Banque Internationale à Luxembourg, société anonyme acting under the name of Dexia Capital Markets Dresdner Bank AG London Branch DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main Nordea Bank Danmark A/S WestLB AG Zürcher Kantonalbank
	(ii)	Stabilising Manager (if any):	Deutsche Bank AG London
	(iii)	Dealer's Commission:	Combined management and underwriting commission: 0.1875 per cent. of the principal amount of the Notes. Selling Concession: 1.1875 per cent. of the principal amount of the Notes
35		If non-syndicated, name of Dealer:	N/A
36		Additional selling restrictions:	**The Netherlands:** Each Manager agrees and represents that the Notes qualify as "Euro-securities" within the meaning of the Exemption regulation pursuant to the 1995 Act on the supervision of the securities trade (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*), i.e. that: (i) the Notes are subscribed for and placed by a syndicate of which at least two members are established in different states party to the Agreement on the European

Economic Area;

(ii) at least 60 per cent. of the Notes is placed by syndicate members established in one or more states other than the state where the Issuer has its corporate seat; and

(iii) subscription for the Notes is only possible or the Notes can in the first instance only be purchased through a credit institution or another institution which in the conduct of its business carries out one or more services referred to under paragraphs 7 and 8 of Annex I to Directive nr. 2000/12/EC

Each Manager represents and agrees that it shall not at any time conduct in the Netherlands a general advertising or soliciting campaign in relation to the Notes

Norway: No offering material in relation to the Notes has been or will be, approved by the Oslo Stock Exchange. Accordingly, each Manager has represented, warranted and agreed that it will not offer or sell any Notes directly or indirectly in the Kingdom of Norway or to residents of the Kingdom of Norway, other than to persons who are registered with the Oslo Stock Exchange as professional investors, and that it will not distribute the Offering Circular or any other offering material relating to the Notes in or from the Kingdom of Norway

OPERATIONAL INFORMATION

37	ISIN Code:	XS0158617620
38	Common Code:	015861762
39	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	N/A
40	Delivery:	Delivery against payment

41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Exchange Agent, Deutsche Bank Luxembourg S.A. as Paying Agent, Banque Générale du Luxembourg S.A. as Paying Agent and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) as Paying Agent

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	N/A
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.136499, producing a sum of (for Notes not denominated in Euro):	Euro 122,849,100
44	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	N/A
45	Date of Pricing Supplement:	17 December 2002
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By:

Duly authorised

NV√

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited,
Rabobank Ireland plc, and
by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 551A

TRANCHE NO: 1

USD 14,300,000 Callable Range Accrual Notes due December 2006

Issue Price: 100.00 per cent

Goldman Sachs International

The date of this Pricing Supplement is 18 December 2002

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

Please find additional selling restrictions in Clause 36 of this Pricing Supplement.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2001 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2001.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

1	(i) Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	551A
	(ii) Tranche:	1
3	Specified Currency or Currencies:	United States Dollars ('USD')
4	Aggregate Nominal Amount:	
	(i) Series:	USD 14,300,000
	(ii) Tranche:	USD 14,300,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	USD 10,000
7	(i) Issue Date:	20 December 2002
	(ii) Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:	20 December 2006
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Floating Rate
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Call
14	Status of the Notes:	Senior
15	Listing:	Luxembourg
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Not Applicable
18	**Floating Rate Provisions**	Applicable
	(i) Specified Period(s)/Specified Interest Payment Dates:	20 June and 20 December in each year, from and including 20 June 2003 to and including the Maturity Date

(ii) Business Day Convention:	Modified Following Business Day Convention
(iii) Additional Business Centre(s) (Condition 1(a)):	New York
(iv) Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination
(v) Interest Period Date(s):	Interest Period Dates will run from and including a Specified Interest Payment Date to but excluding the following Specified Interest Payment Date. The first such Period will run from and including 20 December 2002 to but excluding 20 June 2003
(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s)	Goldman Sachs International
(vii) Screen Rate Determination (Condition 1(a)):	Not Applicable
- Relevant Time:	Not Applicable
- Interest Determination Date:	Not Applicable
- Primary Source for Floating Rate:	Not Applicable
- Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
- Relevant Financial Centre:	Not Applicable
- Benchmark:	Not Applicable
- Representative Amount:	Not Applicable
- Effective Date:	Not Applicable
- Specified Duration:	Not Applicable
(viii) ISDA Determination (Condition 1(a)):	Applicable
- Floating Rate Option:	USD-LIBOR-BBA
- Designated Maturity:	6 months
- Reset Date:	2 London Business Days prior to each Interest Period Date
- ISDA Determinations; (if different from those set out in the Conditions:	Not Applicable
(ix) Margin(s):	Plus 2.35 per cent. per annum

(x) Minimum Rate of Interest:	Not Applicable
(xi) Maximum Rate of Interest:	Not Applicable
(xii) Day Count Fraction (Condition 1(a)):	Actual/360, adjusted
(xiii) Rate Multiplier:	Not Applicable
(xiv) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	For the Period from and including 20 December 2002 to but excluding 20 December 2006, Interest will accrue subject to the Accrual Feature *Where,* For the Period from and including **20 December 2002 to but excluding 20 December 2003:** **"Accrual Feature"** means interest shall accrue for each calendar day when 3 month USD LIBOR is greater than 0.00 (zero) per cent. and less than or equal to 4.00 per cent. (the "Range") on each LIBOR Observation Day during the applicable Libor Observation Period. Interest shall not accrue for any such calendar day where 3 month USD LIBOR is less than or equal to 0.00 (zero) per cent. or greater than 4.00 per cent. For the Period from and including **20 December 2003 to but excluding 20 December 2004**: "**Accrual Feature**" means interest shall accrue for each calendar day when 3 month USD LIBOR is greater than 0.00 (zero) per cent. and less than or equal to 4.50 per cent. (the "Range") on each LIBOR Observation Day during the applicable Libor Observation Period. Interest shall not accrue for any such calendar day where 3 month USD LIBOR is less than or equal to 0.00 (zero) per cent. or greater than 4.50 per cent.

For the Period from and including **20 December 2004 to but excluding 20 December 2005**:
"**Accrual Feature**" means interest shall accrue for each calendar day when 3 month USD LIBOR is greater than 0.00 (zero) per cent. and less than or equal to 5.00 per cent. (the "Range") on each LIBOR Observation Day during the applicable Libor Observation Period. Interest shall not accrue for any such calendar day where 3 month USD LIBOR is less than or equal to 0.00 (zero) per cent. or greater than 5.00 per cent.

For the Period from and including **20 December 2005 to but excluding 20 December 2006**:
"**Accrual Feature**" means interest shall accrue for each calendar day when 3 month USD LIBOR is greater than 0.00 (zero) per cent. and less than or equal to 5.50 per cent. (the "Range") on each LIBOR Observation Day during the applicable Libor Observation Period. Interest shall not accrue for any such calendar day where 3 month USD LIBOR is less than or equal to 0.00 (zero) per cent. or greater than 5.50 per cent.

"**3 month USD LIBOR**" means the London interbank offered rates for deposits in US Dollars with a Designated Maturity of 3 months, as appears on Telerate page 3750 at 11:00am London Time on each LIBOR Observation Day. If such rate does not appear on Telerate page 3750, such rate will be determined as the USD-LIBOR-Reference Banks for that day (as defined in the Annex to the ISDA Definitions).

"**LIBOR Observation Day**" is each calendar day not occurring during the LIBOR Suspension Period.

The applicable rate for any non London Banking Day shall be the rate for the immediately preceding London Banking Day.

The 6-month USD-LIBOR applicable to the day before the LIBOR Suspension Period shall remain in effect until the immediately following Interest Payment Date

		"**LIBOR Suspension Period**" means the period beginning on the fifth (5th) New York and London Banking Day prior to an Interest Payment Date "**London Banking Day**" means any day on which commercial banks are open for business (including dealings in foreign exchange and deposits in US Dollars) in London "**New York Banking Day**" means any day other than (a) a Saturday, (b) a Sunday, (c) a day on which banking institutions in the City of New York are required or permitted by law or executive order to close or (d) a day on which the Federal Reserve of New York is closed
19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
	(i) Optional Redemption Date(s):	Each Interest Payment Date commencing on 20 June 2003 and ending on 20 June 2006, subject to adjustment in accordance with the Modified Following Business Day Convention
	(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	100.00 per cent. of the Aggregate Nominal Amount
	(iii) If redeemable in part:	Not Applicable
	(a) Minimum nominal amount to be redeemed:	
	(b) Maximum nominal amount to be redeemed:	
	(iv) Option Exercise Date(s):	Not Applicable
	(v) Description of any other Issuer's option:	Not Applicable

	(vi)	Notice period (if other than as set out in the Conditions):	Not less than 5 New York and London Business Days prior to each Optional Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No

29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, nothwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus dèlivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	Zero per cent.
35		If non-syndicated, name of Dealer:	Goldman Sachs International
36		Additional selling restrictions:	The Netherlands: "The Notes may only be offered, sold or delivered or transferred, directly or indirectly, to persons (including legal entities) established, resident or domiciled outside the Netherlands. The relevant rules of any state where the Notes are or will be offered will be complied with."

OPERATIONAL INFORMATION

37	ISIN Code:	XS0158894203
38	Common Code:	015889420
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London Branch as Fiscal Paying Agent and Deutsche Bank Luxembourg S.A. as Paying Agent. Goldman Sachs International as Calculation Agent.

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.00 producing a sum of (for Notes not denominated Euro):	Euro 14,300,000
44	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	18 December 2002
46	Date of Base Offering Circular:	27 September 2002

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 Principal Protected Medium Term Note Programme of Rabo Nederland.

Signed on behalf of the Issuer:

By: ______________________

Duly authorised